Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
XINYUAN REAL ESTATE CO., LTD.
FOR THE 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 20, 2021

The undersigned shareholder of Xinyuan Real Estate Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated November 29, 2021, and hereby appoints Mr. Yong Zhang, Chairman of the Board, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on December 20, 2021 at 10:00 am, local time, at Xinyuan (China) Real Estate Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025 and at any adjournment or postponement thereof, and to vote all common shares which the undersigned would be entitled to vote if then and there personally present on the matters set forth below (i) as specified by the undersigned below or, if no such specification is made, as the proxy thinks fit, and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If NO direction is made, the proxy will vote the shares in his or her discretion, unless this sentence referring to a holder of the proxy having such discretion has been crossed-out and the deletion initialed on this form of proxy. Where the chairman, a director or officer of the Company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote “FOR” the following proposal:

Proposal 1: Ratify by the passing of an ordinary resolution the appointment of the Independent Auditor Union Power HK CPA Limited for the fiscal year ending December 31, 2020.
For	Against	Abstain
☐	☐	☐

Proposal 2: Ratify by the passing of an ordinary resolution the appointment of the Independent Auditor Union Power HK CPA Limited for the fiscal year ending December 31, 2021.
For	Against	Abstain
☐	☐	☐

Dated: ______________ 2021

Shareholder Name:	Co-Owner Name:

Signature	Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on November 24, 2021 or by his or her attorney duly authorized in writing. In the case of a corporation, this Proxy Card must be executed by an officer or attorney duly authorized for that purpose.